Exhibit 99.1

Pembina Pipeline Corporation Reports Results for the Fourth Quarter and Full Year 2021

Record results exceed annual guidance reflecting strong marketing contribution due to higher commodity prices

All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP and Other Financial Measures" herein.

CALGARY, AB, Feb. 24, 2022 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced today its financial and operating results for the fourth quarter and full year 2021.

Financial and Operational Overview

	3 Months Ended December 31		12 Months Ended December 31
($ millions, except where noted)	2021	2020	2021	2020
Revenue	2,560	1,680	8,627	5,953
Net revenue(1)	1,084	954	3,938	3,444
Gross profit	785	247	2,647	2,008
Earnings (loss)	80	(1,216)	1,242	(316)
Earnings (loss) per common share – basic (dollars)	0.08	(2.28)	2.00	(0.86)
Earnings (loss) per common share – diluted (dollars)	0.08	(2.28)	1.99	(0.86)
Cash flow from operating activities	697	766	2,650	2,252
Cash flow from operating activities per common share – basic (dollars)	1.27	1.39	4.82	4.10
Adjusted cash flow from operating activities(1)	734	603	2,640	2,289
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.33	1.10	4.80	4.16
Common share dividends declared	346	346	1,386	1,385
Dividends per common share (dollars)	0.63	0.63	2.52	2.52
Capital expenditures	176	161	658	1,029
Total volume (mboe/d)(2)	3,437	3,614	3,456	3,500
Adjusted EBITDA(1)	970	866	3,433	3,281

(1)	Refer to "Non-GAAP and Other Financial Measures".
(2)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.

Financial and Operational Overview by Division

	3 Months Ended December 31						12 Months Ended December 31
	2021			2020			2021			2020
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines	2,571	(70)	548	2,730	(992)	577	2,586	917	2,102	2,623	128	2,208
Facilities	866	160	285	884	143	255	870	715	1,097	877	642	1,012
Marketing & New Ventures(3)	—	224	183	—	(684)	75	—	391	420	—	(646)	193
Corporate	—	(181)	(46)	—	(114)	(41)	—	(358)	(186)	—	(540)	(132)
Total	3,437	133	970	3,614	(1,647)	866	3,456	1,665	3,433	3,500	(416)	3,281

(1)	Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP and Other Financial Measures".
(3)	Marketed natural gas liquids ("NGL") volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's management's discussion and analysis dated February 24, 2022 for the year ended December 31, 2021 ("MD&A") for further information.

Financial & Operational Highlights

Adjusted EBITDA

Change in Full Year Adjusted EBITDA ($ millions)(1)

Adjusted EBITDA (CNW Group/Pembina Pipeline Corporation)

(1) Refer to "Non-GAAP and Other Financial Measures".

Pembina reported record quarterly adjusted EBITDA of $970 million and record full year adjusted EBITDA of $3,433 million, representing a twelve percent and five percent increase, respectively, over the same periods in the prior year. Full year adjusted EBITDA exceeded the high end of the Company's guidance range.

Fourth quarter adjusted EBITDA was positively impacted by higher margins on NGL and crude oil sales combined with a higher contribution from Aux Sable; higher contributions from Prince Rupert Terminal and Duvernay III coming into service in March 2021 and November 2020, respectively; and higher share of profit from Veresen Midstream, due to the Hythe Developments project entering service in March 2021 and higher volumes at the Dawson Assets.

For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2021 available at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

In addition, relative to the prior period, the fourth quarter of 2021 was negatively impacted by higher realized losses on commodity-related derivative financial instruments; expiration of contracts on the Nipisi and Mitsue pipeline systems; and a lower contribution from Ruby Pipeline.

Full year adjusted EBITDA was also impacted by the same factors affecting the fourth quarter, as described above. In addition, full year adjusted EBITDA was positively impacted by higher volumes on the Peace Pipeline system, the placement into service of Empress Infrastructure in October 2020, the impact of the lower U.S. dollar exchange rate, and higher marketed NGL volumes. General & administrative expense for the full year was higher largely due to higher incentive costs, primarily driven by the change in Pembina's share price, and an increase in optimization project costs, partially offset by a reduction in salaries due to a lower headcount.

For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2021 available at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Earnings

Change in Full Year Earnings ($ millions)(1)(2)

Earnings (CNW Group/Pembina Pipeline Corporation)

(1)	Facilities results ex. commodity-related derivatives and Marketing & New Ventures results ex. commodity-related derivatives include gross profit less realized and unrealized losses on commodity-related derivative financial instruments.
(2)	Other includes other expenses, impairments and corporate.

Pembina recorded earnings in the fourth quarter of $80 million and earnings for the full year of $1,242 million compared to a loss of $1,216 million and a loss of $316 million, respectively, in the same periods in the prior year.

In addition to the factors impacting adjusted EBITDA, as noted above, earnings in both periods were positively impacted by lower non-cash after-tax impairments. Pembina recognized $335 million, net of tax, in impairments in 2021 largely related to the Nipisi and Mitsue pipeline systems as well as Edmonton South Rail Terminal, compared to $1.6 billion, net of tax, in impairments in 2020.

Both periods also were positively impacted by unrealized gains on commodity-related derivatives compared to unrealized losses in the prior year. Both periods were negatively impacted by higher income tax expense due to the deferred tax recovery on impairments in the prior year; higher other expense, which increased due to higher transformation and restructuring costs and project write-downs; and a lower share of profit from Ruby Pipeline.

Fourth quarter earnings were also negatively impacted by unrealized losses on commodity-related derivatives for certain gas processing fees tied to AECO prices, and higher net finance costs due to lower foreign exchange gains.

Full year earnings also were positively impacted by unrealized gains on commodity-related derivatives for certain gas processing fees tied to AECO prices and higher other income due to the receipt of the termination fee associated with Pembina's proposed acquisition of Inter Pipeline Ltd. ("Arrangement Termination Payment"), net of the related tax and associated expenses. These positive factors were offset by lower other income associated with the Canadian Emergency Wage Subsidy received in 2020.

Cash Flow From Operating Activities

Cash flow from operating activities of $697 million for the fourth quarter and $2,650 million for the full year represent a decrease of nine percent and an increase of 18 percent, respectively, over the same periods in the prior year.

The decrease in the fourth quarter was primarily driven by a change in non-cash working capital and an increase in taxes paid, primarily related to the Arrangement Termination Payment, partially offset by an increase in operating results after adjusting for non-cash items, an increase in revenue collected and deferred, and an increase in distributions from equity accounted investees.

The full year increase was due primarily to an increase in operating results after adjusting for non-cash items, and receipt of the Arrangement Termination Payment, partially offset by an increase in taxes paid and an increase in net interest paid.

On a per share (basic) basis, cash flow from operating activities for the fourth quarter and full year decreased by nine percent and increased by 18 percent, respectively, compared to the same periods in the prior year, due to the same factors.

Adjusted Cash Flow From Operating Activities

Quarterly and record full year adjusted cash flow from operating activities of $734 million and $2,640 million, respectively, represent 22 percent and 15 percent increases, respectively, over the same periods in the prior year. The increases were due to the factors impacting cash flow from operating activities, discussed above, net of the change in non-cash working capital, taxes paid, and lower current tax expense. On a per share (basic) basis, adjusted cash flow from operating activities for the fourth quarter and full year increased by 21 percent and 15 percent, respectively, compared to the same periods in the prior year, due to the same factors.

Volumes

Total volumes of 3,437 mboe/d for the fourth quarter and 3,456 mboe/d for the full year represent decreases of approximately five percent and one percent, respectively, over the same periods in the prior year. In both periods, volume decreases were largely attributable to the Pipelines Division, most notably on certain oil sands pipelines systems and Ruby Pipeline. Divisional volumes are discussed in further detail below.

Divisional Highlights

  Pipelines had a fourth quarter reportable segment loss before tax of $70 million compared to a loss of $992 million in the same period in the prior year. The increase was largely due to lower impairments and a higher contribution from NEBC Montney Infrastructure, partially offset by a lower contribution from Ruby Pipeline and lower volumes on Cochin Pipeline. For the full year, Pipelines had reportable segment earnings before tax of $917 million compared to $128 million in the same period in the prior year. The full year results were also driven by lower impairments and partially offset by a lower contribution from Ruby Pipeline; lower volumes on Vantage Pipeline, as end users sourced their supply from Redwater Complex; lower revenue on the  Nipisi and Mitsue pipelines, due to contract expirations; the impact of the lower U.S. dollar exchange rate; increased operating expenses due to higher non-recoverable power costs; and higher general & administrative expense as a result of higher long-term incentive costs. These factors were partially offset by higher volumes on Peace Pipeline.

  Pipelines reported adjusted EBITDA for the fourth quarter of $548 million and $2,102 million for the full year, which both represent five percent decreases compared to the same periods in the prior year. The decreases were due to the same items impacting reportable segment earnings (loss) before tax, discussed above, net of the decrease in impairments.

  Pipelines volumes of 2,571 mboe/d in the fourth quarter and 2,586 mboe/d for the full year, represent six percent and one percent decreases, respectively, compared to the same periods in the prior year. Volumes in both periods were impacted by lower contracted volumes on the Nipisi and Mitsue pipelines, and Ruby Pipeline, as well as lower volumes on AEGS due to third-party outages and planned turnarounds. In addition, fourth quarter volumes were impacted by lower deferred revenue volumes on the Peace Pipeline system, partially offset by higher volumes on Drayton Valley Pipeline. Full year volumes were also impacted by higher volumes on Peace Pipeline.
  Facilities had reportable segment earnings before tax for the fourth quarter and full year 2021 of $160 million and $715 million, respectively, representing increases of 12 percent and 11 percent, respectively, over the same periods in the prior year. Both periods were positively impacted by the contribution from new assets placed into service, including Duvernay III and Prince Rupert Terminal; a higher contribution from Veresen Midstream due to the Hythe Developments project entering service and higher volumes at the Dawson Assets, and a realized gain on commodity-related derivatives for certain gas processing fees tied to AECO prices. In addition, the fourth quarter was positively impacted by higher contracted volumes at Younger. The full year was also impacted by higher revenue at Redwater Complex, partially offset by higher operating expenses and higher long-term incentive costs.

  Facilities reported adjusted EBITDA of $285 million for the fourth quarter and $1,097 million for the full year, which represent a 12 percent and an eight percent increase, respectively, over the same periods in the prior year. The increases were due to the same items impacting reportable segment earnings (loss) before tax, discussed above.

  Facilities volumes of 866 mboe/d in the fourth quarter and 870 mboe/d for the full year, represent a two percent and one percent decrease, respectively, compared to the same periods in the prior year. The quarterly and full year decreases were primarily due to lower supply volumes on East NGL System, which are now being processed by Empress Infrastructure, higher volumes associated with Duvernay III being placed into service, and higher contracted volumes at Younger. Additionally, the fourth quarter was impacted by lower volumes at Redwater Complex following third party outages, and higher volumes at Veresen Midstream's Dawson Assets.
  Marketing & New Ventures had reportable segment earnings before tax for the fourth quarter of 2021 of $224 million compared to losses of $684 million for the same periods in the prior year. The period-over-period changes were due to significant impairments in the fourth quarter of 2020. In addition, higher margins on NGL and crude oil sales as a result of higher NGL and crude oil prices, combined with a higher contribution from Aux Sable, were partially offset by higher realized losses on commodity-related derivatives. For the full year, Marketing & New Ventures had reportable segment earnings before tax of $391 million compared to losses of $646 million in 2020. In addition to the quarterly impacts noted above, the full year increase was also a result of higher marketed NGL volumes.

  Marketing & New Ventures reported fourth quarter adjusted EBITDA of $183 million and $420 million for the full year, which represent a 144 percent and 118 percent increase, respectively, compared to the same periods in the prior year. The increases were due to the same items impacting reportable segment earnings (loss) before tax, discussed above, net of the impairment recognized during the fourth quarter of 2020.

  Marketed NGL volumes of 193 mboe/d in the fourth quarter and 190 mboe/d for the full year, represent a seven percent decrease and four percent increase, respectively, compared to the same periods in the prior year. The fourth quarter decrease was largely due to lower ethane sales caused by third party outages, partially offset by increased propane and butane sales volumes. For the full year, higher marketed NGL volumes from monetizing previously built up storage positions during the first quarter of 2021 and higher NGL supply volumes in the second and third quarters of 2021 were largely offset by lower ethane sales during the fourth quarter of 2021.

Executive Overview

One year ago, we reflected on the significant impact the global health pandemic had on our business, noting that in 2020, Pembina effectively hit the 'pause' button but that in 2021 there was renewed optimism building and a sense of being able to hit 'play' once again. Despite the ongoing pandemic, Pembina did in fact hit 'play', most notably by restarting construction on several previously deferred capital projects and by exceeding the high end of our adjusted EBITDA guidance range. Amidst the backdrop of a recovering economy and strengthening commodity prices, Pembina delivered strong financial and operational results, progressed new initiatives, advanced our environmental, social and governance ("ESG") strategy and positioned ourselves for continued growth and tremendous future success.

Strong 2021 Results

Pembina delivered earnings of $1.2 billion and record adjusted EBITDA of $3.43 billion dollars in 2021, which in the case of adjusted EBITDA, exceeded the top end of our annual guidance range and represents a five percent increase over 2020. Strong financial results reflected much improved commodity prices across all products within Pembina's value chain – crude oil, natural gas and natural gas liquids. Volumes on many of Pembina's systems improved throughout 2021 and higher prices and margins on crude oil and NGL, as well as higher NGL sales volumes in the year, also led to strong annual results in our marketing business.

Strong financial performance allowed Pembina to exit 2021 in an even better financial position with a stronger balance sheet, improved liquidity and having maintained or strengthened the Company's financial guardrails. Our commitment to these guardrails has been demonstrated consistently and is unwavering.

Given an improvement in commodity prices, and the expectation of a post-pandemic economic recovery, we continue to have a constructive view of activity in the Western Canadian Sedimentary Basin. Throughout 2021 and now into 2022, we have observed a number of important developments, including strong underlying customers, new third-party infrastructure, and continued petrochemical support and investment, which we have framed collectively as 'Advantage Canada'.

Progressing Pembina's ESG Strategy

Pembina has never been one to shy away from a challenge and as the world around us continues to evolve, Pembina is embracing the opportunity to adapt, respond and contribute to a more sustainable future.

Our strong commitment to ESG is being demonstrated by the ambitious new projects, partnerships and targets we announced this past year.

  Announced a target to reduce Pembina's greenhouse gas ("GHG") emissions intensity by 30 percent by 2030, relative to 2019.
  Demonstrated Pembina's commitment to employee diversity, equal opportunity and ensuring a safe and inclusive workplace with the announcement of employee equity, diversity and inclusion targets.
  Announced two significant and transformational partnerships that combine strong business opportunities with compelling ESG attributes - a partnership with the Haisla Nation to develop the proposed Cedar LNG Project, and Chinook Pathways, a partnership with Western Indigenous Pipeline Group to pursue ownership of the Trans Mountain Pipeline, following completion of the construction of the Trans Mountain Expansion project.
  Partnered with TC Energy Corporation ("TC Energy") to jointly develop a world-scale carbon transportation and sequestration system, the Alberta Carbon Grid, which will allow Pembina to play a vital role in helping Alberta-based industries effectively manage GHG emissions.

Looking Ahead

As we previously announced during the quarter, Pembina expects to deliver 2022 adjusted EBITDA of $3.35 to $3.55 billion. In 2022, cash flow from operating activities is expected to exceed dividend payments and the capital expenditure program. Pembina recently announced it expects to allocate up to the first $200 million of the excess cash flow to common share repurchases by mid-2022, representing approximately one percent of the Company's common shares. During the fourth quarter, Pembina made progress towards this goal with the repurchase of $17 million of common shares.

Based on the current guidance for 2022, Pembina expects to remain firmly within its financial guardrails with ample liquidity. Leverage metrics are expected to remain within the ranges for a strong 'BBB' credit rating.

With all these considerations, Pembina's value proposition remains compelling. We have a diversified business, integrated asset base and a growing ability to reach higher value markets for our customers' products. We look forward to continuing to build upon Pembina's base business and develop our multi-billion dollar portfolio of growth opportunities, while being a leading participant in the energy industry's evolution to a more sustainable future.

Projects and New Developments

Pipelines:

  As previously announced during the fourth quarter, recent open seasons on Alliance Pipeline have enhanced its contractual profile. Alliance is essentially fully contracted for the 2021/2022 gas year and 76 percent of the full path capacity set to expire October 31, 2022 was successfully contracted on terms with an average contract length of nearly four years, beginning November 1, 2022. The results of recent open seasons, along with improved market fundamentals, support the prospects for additional contracting over the coming months.
  During the fourth quarter, Pembina announced that it executed a new agreement with a second Montney producer, which commits to Pembina volumes from a multiphase development of the producer's northeast British Columbia ("NEBC") Montney acreage, on a take-or-pay basis, upon the acreage being developed. The agreement provides the producer with certainty of transportation egress from this key area for their future development and access to the remainder of Pembina's integrated value chain.
  Pembina continues to progress the Phase VII Peace Pipeline Expansion. As previously announced during the quarter, the capital cost estimate for the project has been revised lower, by $110 million, to $665 million, and is now anticipated to be in service in mid-2022. The revised cost and schedule reflect highly effective project management, favourable weather conditions and well performing contractors.
  The Phase IX Peace Pipeline Expansion remains on-time and on-budget with an estimated cost of approximately $120 million and an expected in-service date in the second half of 2022

Facilities:

  As previously announced during the fourth quarter, Veresen Midstream is evaluating the opportunity to construct a 200 million cubic feet per day deep cut NGL extraction facility ("Hythe Deep Cut") at the Hythe Gas Plant. A final investment decision on Hythe Deep Cut is expected in the first half of 2022.
  Construction of the Empress Cogeneration Facility is progressing and the project has an expected in-service date in the fourth quarter of 2022.
  The Prince Rupert Terminal Expansion remains deferred. Engineering of the expansion is well advanced and in conjunction with market dynamics that include customer demand, shipping costs, and North American and international pricing, Pembina expects to make a decision in the first quarter of 2022 whether to proceed with the expansion.

Marketing & New Ventures:

  Pembina has entered into a partnership agreement with the Haisla First Nation to develop the proposed Cedar LNG Project, a floating liquefied natural gas ("LNG") facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low–carbon, low-cost Canadian LNG for overseas markets. Cedar LNG's application for an Environmental Assessment Certificate was recently submitted to the British Columbia Environmental Assessment Office, moving the project into the 180-day application review phase. This key project milestone comes following detailed studies, engineering, and meaningful engagement with Indigenous and local communities.
  Pembina and TC Energy intend to jointly develop the Alberta Carbon Grid, a world-scale carbon transportation and sequestration system, which will enable Alberta-based industries to effectively manage their GHG emissions, contribute positively to Alberta's lower-carbon economy and create sustainable long-term value for Pembina and TC Energy stakeholders. On February 1, 2022, Pembina and an affiliate of TC Energy submitted a proposal to jointly develop the Alberta Carbon Grid, in response to the Government of Alberta's request for a full project proposal, detailing Pembina and TC Energy's interest in developing and operating a carbon sequestration hub to serve emissions sources in the Alberta industrial heartland region.

Financing Activity

On December 10, 2021, Pembina closed an offering of $1.0 billion of senior unsecured medium-term notes. The offering was conducted in two tranches, consisting of the issuance of $500 million in senior unsecured medium-term notes, series 17, having a fixed coupon of 3.53 percent per annum, payable semi-annually and maturing on December 10, 2031; and $500 million in senior unsecured medium-term notes, series 18, having a fixed coupon of 4.49 percent per annum, payable semi-annually and maturing on December 10, 2051.

Pembina currently has in place a normal course issuer bid ("NCIB") to purchase up to five percent of its outstanding common shares. The current NCIB expires on March 1, 2022 and Pembina expects to file a notice of intention with the Toronto Stock Exchange ("TSX") to renew the NCIB to purchase up to five percent of its outstanding common shares, subject to approval of the TSX.

Dividends

  Pembina declared and paid dividends of $0.21 per common share in October, November and December 2021 for the applicable record dates.
  Pembina declared and paid quarterly dividends per Class A Preferred Share of: Series 1: $0.306625; Series 3: $0.279875; Series 5: $0.285813; Series 7: $0.27375; Series 9: $0.268875; and Series 21: $0.30625 to shareholders of record as of November 1, 2021. Pembina also declared and paid quarterly dividends per Class A Preferred Share of: Series 15: $0.279; Series 17: $0.301313; and Series 19: $0.29275 to shareholders of record on December 15, 2021. Pembina also declared and paid quarterly dividends per Class A Preferred Share of Series 23: $0.328125; and Series 25: $0.3250 to shareholders of record on November 1, 2021.

Fourth Quarter 2021 Conference Call & Webcast

Pembina will host a conference call on Friday, February 25, 2022 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the fourth quarter of 2021. The conference call dial-in numbers for Canada and the U.S. are 647-792-1240 or 800-437-2398. A recording of the conference call will be available for replay until March 4, 2022 at 11:59 p.m. ET. To access the replay, please dial either 647-436-0148 or 888-203-1112 and enter the password 8107708.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/ Presentation & Events, or by entering:

https://produceredition.webcasts.com/starthere.jsp?ei=1501576&tp_key=bab2a068be in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about industry activities and development opportunities, including our operating segment outlooks and general market conditions for 2022 and thereafter; expectations about future demand for Pembina's infrastructure and services; expectations relating to new infrastructure projects, including the benefits therefrom and timing thereof; Pembina's sustainability, climate change and environmental, social and governance plans, initiatives and strategies, including expectations relating to Pembina's GHG emissions reduction target; Pembina's 2022 annual guidance, including the Company's expectations regarding its adjusted EBITDA and cash flow from operating activities; planning, construction and capital expenditure estimates, schedules, locations; expected capacity, incremental volumes, completion and in-service dates; rights, activities and operations with respect to the construction of, or expansions on, existing pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's growth projects on its future financial performance and stakeholders; expectations regarding Pembina's commercial agreements, including the expected timing and benefit thereof; statements regarding the Company's intention to repurchase common shares, including the timing and magnitude thereof; expectations, decisions and activities related to the Company's projects and new developments; the impact of current and expected market conditions on Pembina; and statements regarding the Company's capital allocation strategy, including the 2022 capital expenditure program, future leverage metrics, expected future cash flows and financial guardrails.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; adverse actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in project assessment regulations, royalty rates, climate change initiatives or policies or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and Internationally, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks related to the current and potential adverse impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North American and elsewhere, and public opinion; the ability to access various sources of debt and equity capital, and on acceptable terms; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2022 adjusted EBITDA guidance contained herein as of the date of this news release. The purpose of our 2022 adjusted EBITDA guidance is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures

Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not defined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and ratios are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.

In this news release, Pembina has disclosed the following non-GAAP financial measures: net revenue, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), adjusted cash flow from operating activities, and adjusted cash flow from operating activities per common share. These non-GAAP financial measures disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures disclosed by other issuers. The measures should not, therefore, be considered in isolation or as a substitute for, or superior to, measures of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings and cash flow from operating activities.

Except as otherwise described herein, these non-GAAP financial measures are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Below is a description of each non-GAAP financial measure disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures, including disclosure of the composition of each non-GAAP financial measure, an explanation of how each non-GAAP financial measure provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated February 24, 2022 for the year ended December 31, 2021 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Net Revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	606	603	349	326	1,750	882	(145)	(131)	2,560	1,680
Cost of goods sold, including product purchases	—	—	(1)	4	1,554	809	(77)	(87)	1,476	726
Net revenue	606	603	350	322	196	73	(68)	(44)	1,084	954

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	2,279	2,251	1,363	1,231	5,577	2,956	(592)	(485)	8,627	5,953
Cost of goods sold, including product purchases	—	—	6	11	5,017	2,815	(334)	(317)	4,689	2,509
Net revenue	2,279	2,251	1,357	1,220	560	141	(258)	(168)	3,938	3,444

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.

Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital invested, which includes operational finance income from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.

Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Earnings (loss) before income tax	(70)	(992)	160	143	224	(684)	(181)	(114)	133	(1,647)
Adjustments to share of profit from equity accounted investees and other	65	60	36	32	5	28	—	—	106	120
Net finance costs	6	7	5	8	(1)	(15)	97	59	107	59
Depreciation and amortization	101	102	56	50	12	13	11	15	180	180
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	24	10	(54)	76	—	—	(30)	86
Canadian Emergency Wage Subsidy	—	—	—	—	—	—	—	(2)	—	(2)
Transformation and restructuring costs	—	—	—	—	—	—	21	—	21	—
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	5	2	5	2
Impairment charges and non-cash provisions	446	1,400	4	12	(3)	657	1	(1)	448	2,068
Adjusted EBITDA	548	577	285	255	183	75	(46)	(41)	970	866
Adjusted EBITDA per common share – basic (dollars)									1.76	1.57

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Earnings (loss) before income tax	917	128	715	642	391	(646)	(358)	(540)	1,665	(416)
Adjustments to share of profit from equity accounted investees and other	286	240	135	135	23	43	—	—	444	418
Net finance costs	29	31	35	24	(8)	(13)	394	378	450	420
Depreciation and amortization	413	402	214	199	50	50	46	49	723	700
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(38)	(4)	(35)	88	—	—	(73)	84
Canadian Emergency Wage Subsidy	—	—	—	—	—	—	3	(39)	3	(39)
Transformation and restructuring costs	—	3	—	2	—	1	47	4	47	10
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	31	18	31	18
Arrangement Termination Payment	—	—	—	—	—	—	(350)	—	(350)	—
Impairment charges and non-cash provisions	457	1,404	36	14	(1)	670	1	(2)	493	2,086
Adjusted EBITDA	2,102	2,208	1,097	1,012	420	193	(186)	(132)	3,433	3,281
Adjusted EBITDA per common share – basic (dollars)									6.24	5.97

Adjusted EBITDA from Equity Accounted Investees

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2021	2020	2021	2020	2021	2020	2021	2020
Share of profit (loss) from equity accounted investees - operations	29	54	21	14	33	(312)	83	(244)
Adjustments to share of profit (loss) from equity accounted investees:
Net finance costs	26	17	7	8	(1)	20	32	45
Depreciation and amortization	(4)	56	29	24	6	6	31	86
Unrealized loss on commodity-related derivative financial instruments	—	—	—	—	—	2	—	2
Share of earnings (loss) in excess of equity interest(1)	43	(13)	—	—	—	—	43	(13)
Total adjustments to share of profit from equity accounted investees	65	60	36	32	5	28	106	120
Impairment charges and non-cash provisions	—	3	—	—	—	295	—	298
Adjusted EBITDA from equity accounted investees	94	117	57	46	38	11	189	174

(1)	Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest.

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2021	2020	2021	2020	2021	2020	2021	2020
Share of profit (loss) from equity accounted investees - operations	124	227	80	55	77	(314)	281	(32)
Adjustments to share of profit (loss) from equity accounted investees:
Net finance costs	72	75	31	39	1	16	104	130
Depreciation and amortization	156	218	104	96	22	21	282	335
Unrealized loss on commodity-related derivative financial instruments	—	—	—	—	—	6	—	6
Share of earnings (loss) in excess of equity interest(1)	58	(53)	—	—	—	—	58	(53)
Total adjustments to share of profit from equity accounted investees	286	240	135	135	23	43	444	418
Impairment charges and non-cash provisions	—	—	—	—	—	295	—	295
Adjusted EBITDA from equity accounted investees	410	467	215	190	100	24	725	681

(1)	Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest.

Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below.

Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.

Adjusted cash flow from operating activities per common share is a non-GAAP ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended December 31		12 Months Ended December 31
($ millions, except per share amounts)	2021	2020	2021	2020
Cash flow from operating activities	697	766	2,650	2,252
Cash flow from operating activities per common share – basic (dollars)	1.27	1.39	4.82	4.10
Add (deduct):
Change in non-cash operating working capital	30	(75)	100	93
Current tax expense	(31)	(45)	(286)	(240)
Taxes paid, net of foreign exchange	90	7	355	296
Accrued share-based payment expense	(20)	(13)	(76)	(7)
Share-based compensation payment	—	—	32	45
Preferred share dividends paid	(32)	(37)	(135)	(150)
Adjusted cash flow from operating activities	734	603	2,640	2,289
Adjusted cash flow from operating activities per common share – basic (dollars)	1.33	1.10	4.80	4.16

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, Scott Arnold, Manager Investor Relations, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:34e 24-FEB-22